May 14, 2007

NEWS RELEASE

Silver Standard and Esperanza Extend San Luis’ High-Grade To Depth

Vancouver, B.C. –Silver Standard Resources Inc. (NASDAQ: SSRI; TSX: SSO) and Esperanza Silver Corporation (TSX.V: EPZ) are pleased to announce more results of ongoing diamond drilling at the San Luis high-grade gold and silver joint venture property in central Peru.

Ayelén Vein Extended to Depth

Drilling on the Ayelén Vein continues to extend the drill-tested gold and silver mineralization over 200 meters to depth. Significant drill results include:

•
in drill hole SL-064, an angled hole drilled below drill holes SL-001, a 26.6-foot interval averaging 0.61 ounces per ton gold and 18.3 ounces per ton silver (8.1 meters averaging 21.1 grams per tonne gold and 628.2 grams per tonne silver).

•
in drill hole SL-060, an angled hole drilled beneath hole SL06-12, two mineralized intervals were intercepted, the first a 8.9-foot interval averaging 0.52 ounces per ton gold and 18.4 ounces per ton silver (2.7 meters averaging 17.8 grams per tonne gold and 631.3 grams per tonne silver). The second interval included 16.4 feet averaging 0.63 ounces per ton gold and 19.0 ounces per ton silver (5.0 meters averaging 21.6 grams per tonne gold and 650.7 grams per tonne silver).

The vein is open along strike to the north and south and to depth. Drilling is now testing the Ayelén Vein along strike. Recent drill results for the Ayelén Vein are summarized below:

San Luis Project – Selected Diamond Core Drill Results – May 2007 AYELEN VEIN
Drill Hole	From (meters)	To (meters)	Interval* (meters)	Gold (g/t)	Silver (g/t)	Interval* (feet)	Gold (oz/ton)	Silver (oz/ton)
SL-053	171.1	173.2	2.1	22.9	554.8	6.9	0.67	16.2
SL-057	194.4	195.6	1.2	1.1	216.0	3.9	0.03	6.3
SL-060	147.7	150.4	2.7	17.8	631.3	8.9	0.52	18.4
.	170.7	175.8	5.0	21.6	650.7	16.4	0.63	19.0
SL-062	185.4	186.4	1.0	22.8	527.0	3.3	0.66	15.4
	210.7	212.5	1.8	3.6	99.3	5.9	0.10	2.9
SL-064	187.2	195.3	8.1	21.1	628.2	26.6	0.61	18.3
SL-066	273.5	275.1	1.6	10.4	392.9	5.2	0.30	11.5
	283.3	285.6	2.2	4.7	260.7	7.2	0.14	7.6

* Intervals refer to core length rather than true thickness which is to be determined.

Drilling of Other Veins

Drilling of other veins continues to intersect anomalous precious metals values. The joint venture partners are expecting the arrival late this month of another drill rig with the capability to test these veins to depth.
Reconnaissance work has recently identified a number of drainages in the joint venture’s 250 sq. km (96 sq. mile) block with stream sediment anomalies higher than values in drainages from the already identified vein structures, indicating potential for other high-grade areas. Work has commenced on mapping, rock sampling and prospecting to identify the sources of the anomalies and preparation for follow-up drilling.

Joint Venture Interests

Silver Standard holds a 55% interest in the San Luis joint venture and Esperanza 45%. Silver Standard has elected to increase its interest in the joint venture to 70% by funding costs required to complete a feasibility study. Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies.  Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia.  The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

About Silver Standard

Silver Standard is a well-financed silver resource company that continues to seek growth through exploration and development of its own silver projects.  Silver Standard also has an approximate 14% equity ownership of Esperanza and participated in the recent equity offering and increased its percentage interest. (SSRI-SL)

QUALIFIED PERSON: Kenneth C McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by joint venture personnel under his supervision.  All samples were submitted to ALS Chemex  in Lima, Peru for analysis.

For silver, initial analysis was completed using four-acid digestion with an ICP finish. For samples over 200 ppm silver, re-analysis was completed using four-acid digestion with an AA finish. For samples over 1 kg silver, re-analysis was completed using fire assay with a gravimetric finish.

For gold, initial analysis of 30 gram samples was completed using fire assay with an AA finish. For samples over 10 grams gold, re-analysis of 30 gram samples was completed using fire assay with a gravimetric finish.

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Silver Standard’s Annual Information Form filed with the Canadian securities regulators and both companies’ Form 20-F filed with the U.S. Securities and Exchange Commission.  The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein.  Silver Standard and Esperanza expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the companies do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Silver Corporation	Silver Standard Resources Inc.
William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 www.esperanzasilver.com
Robert A. Quartermain, President
Vancouver, B.C.
Tel: (604) 689-3846

Paul LaFontaine, Director, Investor Relations
Vancouver, B.C.
N.A, toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com
www.silverstandard.com

The TSX and the TSX Venture Exchange do not accept
responsibility for the adequacy or accuracy of this news release.